UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 15, 2009

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road
Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F x     Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes o         No x

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

FUWEI FILMS (HOLDINGS) CO., LTD.
No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

October 22, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Meeting of Shareholders (the “Meeting”) to be held at the Tangla Beijing Hotel located at No. 19 Fuxingmenwai Street Chang’an Avenue West, Beijing, 100045 People's Republic of China on November 30, 2009 at 9:00 a.m. (Beijing time). The matters to be acted upon at the Meeting are set forth and described in the Notice of the 2009 Meeting of Shareholders and Proxy Statement which are attached hereto. We request you to read all of them carefully.

We hope that you will attend the Meeting. However, if you are not able to attend the Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States). You may, of course, attend the Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Zhibing Qian
Zhibing Qian

Secretary

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

FUWEI FILMS (HOLDINGS) CO., LTD.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China, Postal Code: 261061

NOTICE OF 2008 MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 30, 2009

To the Shareholders of Fuwei Films (Holdings) Co., Ltd.:

NOTICE IS HEREBY GIVEN that the 2009 Meeting of Shareholders (the “Meeting”) of Fuwei Films (Holdings) Co., Ltd. (“Fuwei” or the “Company”) will be held at the Tangla Beijing Hotel located at No. 19 Fuxingmenwai Street Chang’an Avenue, West Beijing, 100045 People's Republic of China on November 30, 2009 at 9:00 a.m. (Beijing time), to consider and act upon the following matters:

1.	To elect directors in accordance with the Articles of Association of the Company;
2.	To ratify and approve the appointment of Kabani & Company, Inc. as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2009; and
3.	To transact such other business which may properly come before the Meeting or any adjournment thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement.

The close of business on October 15, 2009 has been fixed as the record date for the determination of Shareholders entitled to receive the notice of and vote at the Meeting or any adjournments thereof.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

By Order of the Board of Directors,

/s/ Zhibing Qian
Zhibing Qian

Secretary

October 22, 2009

It is important that your shares be represented at the Meeting. Each Shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

FUWEI FILMS (HOLDINGS) CO., LTD.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China, Postal Code: 261061

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement (the “Proxy Statement”) is furnished to holders (the “Shareholders”) of the ordinary shares of par value of US$0.129752 each (“Shares”) of Fuwei Films (Holdings) Co., Ltd. (the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxies (“Proxy” or “Proxies”) for use at the 2009 Meeting of Shareholders (the “Meeting”) to be held on November 30, 2009 at 9:00 a.m. Beijing time, at the Tangla Beijing Hotel located at No. 19 Fuxingmenwai Street, Chang’an Avenue,, Beijing, 100045 People's Republic of China and at any adjournment thereof, for the purposes set forth in the accompanying Notice of 2009 Meeting of Shareholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Proxy Statement and Proxies has been borne by the Company. The Company will also reimburse brokers who are holders of record of the ordinary shares for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is expected to be October 30, 2009.

Unless otherwise specified, all proxies, in proper form, received in accordance with the instructions below will be voted for the election of the nominee named herein to serve as the director and in favor of each of the proposals set forth in the accompanying Notice as described below.

A Proxy may be revoked by a Shareholder at any time before its exercise by filing with Mr. Zhibing Qian, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will constitute the revocation of a Proxy. The instrument appointing a proxy must be delivered to Mr. Zhibing Qian, the Secretary of the Company, at the address set forth above not less than forty-eight (48) hours before the time appointed for holding the Meeting.

The close of business on October 15, 2009 has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The presence in person or by proxy of not less than 33 1/3% of the votes of the shares entitled to vote on the resolutions held by at least two shareholders is required to constitute a quorum of the meeting for the transaction of business. Proxies submitted which contain abstentions or broker non-votes will be deemed present at the Meeting for determining the quorum.

VOTING SECURITIES

Only holders of shares of ordinary shares of record at the close of business on October 15, 2009, are entitled to vote at the Meeting. On the record date, the Company had outstanding and entitled to vote 13,062,500 ordinary shares. For purposes of voting at the Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Meeting. Not less than 33 1/3% of the votes of the outstanding Shares held by at least two shareholders represented at the Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) shall constitute a quorum. The affirmative vote of a simple majority of the shares present and entitled to vote at the Meeting is required on election of directors and the ratification of the appointment of Kabani & Company, Inc., independent certified public accountants, as our independent registered public accounting firm. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 15, 2009, certain information concerning the beneficial ownership of the Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares; (ii) each director and the nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percent of Shares Beneficially Owned
Each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares:
Apex Glory Holdings Limited RM 1210, 12/F, New World Tower 1, 16-18 Queen’s Rd Central, Hong Kong	6,912,503 (3)	52.92%
Easebright Investments Limited RM 1210, 12/F, New World Tower 1, 16-18 Queen’s Rd Central, Hong Kong	1,637,497 (4)	12.54%
Each current director and the nominees for director of the Company:
Xiaoan He	0	*
Xiuyong Zhang	0	*
Changrong Ji	0	*
Tee Chuang Khoo	0	*
Yudong Huang (5)
Each executive officer of the Company:
Xiaoan He, Chairman and Chief Executive Officer and President of Shandong Fuwei	0	*
Xiuyong Zhang, Chief Financial Officer, Director and Vice President of Shandong Fuwei	0	*
Zhibing Qian, Senior Vice President and Secretary of the Board of Directors	0	*

All executive officers and directors of the Company As a group (five persons)	0	*

_________________

*Less than one percent.

(1) Unless otherwise indicated, the address of such individual is c/o No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

(2) In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares of ordinary shares of the Company subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of ordinary shares.

(3) Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

(4) Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each own 50% of Goodsuccess Enterprises Ltd.

(5) Mr. Yudong Huang has declined to stand for re-election and plans to resign from his position as a director of the Company, effective November 30, 2009, should his successor not be elected at the Meeting.

EXECUTIVE OFFICERS

Executive officers of the Company are appointed at the discretion of the Board of Directors. There are no family relationships between or among any of the executive officers or directors of the Company. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Positions with the Company
Xiaoan He	47	Chairman and Chief Executive Officer
Xiuyong Zhang	39	Chief Financial Officer and Director
Zhibing Qian	44	Senior Vice President and Secretary of the Board of Directors

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has gained more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

Xiuyong Zhang has been our Chief Financial Officer since April 2008. He has been a Director of our Company since November 2007. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to join us as a director of the Company since November 2007, Mr. Zhang has also been the director of Fuwei Films (Shandong) Co., Ltd. since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. He has received the Professional Certification in Laws from China University of Political Science and Law and China Central Radio and TV University. Mr. Zhang was jointly certified as a Certified Public Valuer (CPV) by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

Zhibing Qian was appointed as the Senior Vice President in April 2007. From 2003 to March 2007, he was the general manager of Beijing Capital Jindian Technology Limited. From 2000 to 2003, Mr. Qian was appointed as the general manger of Beijing Zhongguancun International Incubator Limited, comprehensively responsible for the company’s setup and operations. Mr. Qian also worked at senior management level at other state-owned and joint venture companies in China. Mr. Qian received his Doctor and Master degrees from University of Idaho in 1995 and 1993.

Proposal 1

RETIREMENT OF DIRECTORS

Under our articles of association, at each annual general meeting one-third of the Directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that, the chairman of the Board shall not be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year. Mr. Yudong Huang has declined to stand for re-election. As our articles of association provide that a Director shall remain in office until his successor is elected or appointed and the Board of Directors do not propose that a successor be appointed at the Meeting, Mr. Yudong Huang plans to resign should his successor not be elected at the Meeting. Accordingly, two members of our Board of Directors are subject to re-election for the Meeting. The sole member of the Corporate Governance and Nominating Committee has recommended Mr. Xiuyong Zhang and Mr. Tee Chuang Khoo for re-election at the Meeting.

The sole member of the Corporate Governance and Nominating Committee has resolved by a written resolution to recommend the Nominees to be nominated for re-election to the Board of Directors upon the expiration of their terms.

The Corporate Governance and Nominating Committee was established pursuant to a board resolution granting it the authority to (i) identify individuals qualified to become Board members, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance.

At the Meeting, it is proposed that Shareholders will consider the election of two (2) directors, who have been recommended by the Company’s Corporate Governance and Nominating Committee to serve on the Board of Directors until the next annual meeting of Shareholders at which they shall retire in accordance with the Company’s Memorandum and Articles of Association and until their successor is elected and qualified.

Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Mr. Xiuyong Zhang and Mr. Tee Chuang Khoo (the “Nominees”) to serve as directors upon their nomination at the Meeting. The Nominees currently serve on the Board of Directors and their term will expire at the Meeting. The Nominees have advised the Company of their willingness to continue serving the Board of Directors as directors of the Company if they are re-elected at the Meeting. Should the Nominees become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominee who will be designated by the Board of Directors. The persons named in the Proxies shall have discretionary authority to vote the Proxies in connection with this additional appointment.

DIRECTORS
The directors of the Company are as follows:

Name	Age
Xiaoan He	47
Xiuyong Zhang	39
Changrong Ji (1)(2)(3)	63
Tee Chuang Khoo(1)(2)	63
Yudong Huang (1)(2)(4)	44

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

(4)
Mr. Yudong Huang has declined to stand for re-election and plans to resign from his position as a director of the Company, effective November 30, 2009, should his successor not be elected at the Meeting, and as a result will cease to serve as a member of the Audit Committee and Compensation Committee.

Mr. Changrong Ji is an independent director and he will continue to be a member of the Audit Committee and the Compensation Committee of the Company and the chairman of the Corporate Governance and Nominating Committee.

Mr. Tee Chuang Khoo is an independent director and, and he will continue to be the chairman of the Audit Committee and a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

Mr. Yudong Huang is an independent director and, Mr. Yudong Huang has declined to stand for re-election. As our articles of association provide that a Director shall remain in office until his successor is elected or appointed and the Board of Directors do not propose that a successor be appointed at the Meeting.  Mr. Yudong Huang plans to resign should his successor not be elected at the Meeting.

One third of the directors of the Company shall retire from office at each annual meeting of Shareholders or until their successors have been elected or appointed. The officers of the Company elected by the Board of Directors at the first meeting after each annual meeting of the Company’s Shareholders shall hold office pursuant to their terms of employment subject to the discretion of the Board.

Information about Nominees

Set forth below is certain information with respect to the Nominees:

Xiuyong Zhang has been our Chief Financial Officer since April 2008. He has been a Director of our Company since November 2007. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for its subsidiary. Prior to join us as a director of the Company since November 2007, Mr. Zhang has also been the director of Fuwei Films (Shandong) Co., Ltd. since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. He has received the Professional Certification in Laws from China University of Political Science and Law and China Central Radio and TV University. Mr. Zhang was jointly certified as a Certified Public Valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE ABOVE NOMINEES.

Director Compensation

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions.

The aggregate cash compensation and benefits that we paid to our directors and executive officers as a group (11 persons) for the year ended December 31, 2008 was approximately RMB 2.2 million. Executive officers are entitled to severance benefits upon termination of his or her employment with our company in accordance with Chinese Labor Law.

Board Committees
The Board of Directors has a Compensation Committee, a Corporate Governance and Nominating Committee and an Audit Committee.

Compensation Committee.

The members of the Compensation Committee during 2008 were Tee Chuang Khoo, Yudong Huang and Changrong Ji. Mr. Yudong Huang has declined to stand for re-election and plans to resign should his successort not be elected at the Meeting, and as a result will cease to serve as a member of the Compensation Committee, effective November 30, 2009. The Compensation Committee Charter can be found on our website at www.fuweiholdings.com and can be made available in print free of charge to any shareholder who requests it.

Our Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than RMB 100,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2008.

Corporate Governance and Nominating Committee.

Changrong Ji is the sole member of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee has nominated and recommended to the Board the re-election of Mr. Xiuyong Zhang and Mr. Tee Chuang Khoo as members of the Board. The Corporate Governance and Nominating Committee operates under a written charter, a copy of which was included as Appendix A to our proxy statement for our Annual Meeting held in 2007. A copy of the Corporate Governance and Nominating Committee Charter can be found on our website at www.fuweiholdings.com and can be made available in print free of charge to any shareholder who requests it.

Our Corporate Governance and Nominating is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	identifying and recommending to the board nominees for election or re-election to the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board any director to serve as a member of the board’s committees;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. The Corporate Governance and Nominating Committee did not hold any meetings during the fiscal year ended December 31, 2008.

Audit Committee.

Our Audit Committee currently consists of Tee Chuang Khoo, Changrong Ji and Yudong Huang. Mr. Yudong Huang has declined to stand for re-election and plans to resign should his successort not be elected at the Meeting, and as a result will cease to serve as a member of the Audit Committee, effective November 30, 2009. The Board adopted a written charter for the Audit Committee, a copy of which was included as Appendix B to our proxy statement for our Annual Meeting held in 2007. A copy of the Audit Committee Charter can be found on our website at www.fuweiholdings.com and can be made available in print free of charge to any shareholder who requests it.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

The Audit Committee held three (3) meetings during the fiscal year ended December 31, 2008.

Meetings of the Board

The Board of Directors met nine (9) times during the fiscal year ended December 31, 2008.

Communications with the Board of Directors

The Board of Directors maintains a process whereby shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to its adopted charter. All members of the Audit Committee are independent, within the meaning of the NASDAQ marketplace rules and regulations.

The Audit Committee assists the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to shareholder ratification) and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The Audit Committee reviewed with the Company’s financial managers and the independent auditors overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of the Company’s internal controls, and the quality of the Company’s financial reporting.

The Committee has reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management’s accounting judgments, members of the Audit Committee asked for management’s representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent auditors, the Committee asks them to address, and discusses their responses to several questions that the Committee believes are particularly relevant to its oversight. These questions include:

•
Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the independent auditors themselves prepared and been responsible for the financial statements?

•
Based on the independent auditors’ experience and their knowledge of the Company, do the Company’s financial statements fairly present to investors, with clarity and completeness, the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

•	Based on the independent auditors’ experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Committee believes that by thus focusing its discussions with the independent auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Committee also discussed with the independent auditors all other matters required to be discussed by the auditors with the Committee under Statement on Auditing Standards No. 61 (“Communication with Audit Committees”). The Committee received and discussed with the independent auditors their annual written report on their independence from the Company and its management, which is made under Independence Standards Board Standard No. 1 (“Independence Discussions with Audit Committees”), and considered with the independent auditors whether the provision of financial information systems design and implementation and other non-audit services provided by them to the Company during the fiscal year ended December 31, 2007 was compatible with the independent auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Committee reviews the Company’s SEC reports prior to filing and intends to continue this practice in the future. In addition, the Committee reviews all quarterly earnings announcements in advance of their issuance with management and representatives of the independent auditors. In its oversight role, the Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to generally accepted accounting principles.

In reliance on the reviews and discussions referred to above, in March 2009, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

The Audit Committee and the Board have also recommended, subject to Shareholder approval, the selection of Kabani & Company, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

Tee Chuang Khoo
Changrong Ji
Yudong Huang

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A copy of the Code of Business Conduct and Ethics was filed as Exhibit 14.1 to our Annual Report on Form 20-F, filed with the SEC on April 2, 2007. The Code of Business Conduct and Ethics can be found on our website at www.fuweiholdings.com and a written copy of the Code of Business Conduct and Ethics will be provided upon request at no charge by writing to our Company Secretary, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee of the Board of Directors during 2008 were Tee Chuang Khoo, Yudong Huang and Changrong Ji. Tee Chuang Khoo, Yudong Huang and Changrong Ji are not now, and have never been, officers or employees of the Company or any of our subsidiaries. Mr. Yudong Huang has declined to stand for re-election and plans to resign should his successort not be elected at the Meeting, and as a result will cease to serve as a member of the Compensation Committee, effective November 30, 2009.

Tee Chuang Khoo and Changrong Ji do not have a relationship that would constitute an interlocking relationship with any Executive Officers or Directors of the Company, nor any other affiliated person or entity.

Proposal 2

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Kabani & Company, Inc. has served as our independent auditors since November 22, 2007, and the Board of Directors has appointed Kabani & Company, Inc. as our independent auditors for the 2009 fiscal year.

Two representatives of Kabani & Company, Inc. are expected to be present at the Meeting. The representatives will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND OTHER FEES FOR FISCAL YEARS ENDED DECEMBER 31, 2007 and 2008.

The audit fees paid to Murrell, Hall, McIntosh & Co., PLLP (“MHM”), our prior independent registered public accounting firm, in connection with our quarterly review in 2007 was US$30,000. The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with three quarterly review in 2008 and audit of our annual financial statements for the fiscal years ended December 31, 2008 and December 31, 2007, amounted to US$ 52,500 and US$ 80,000, and US$115,000, respectively.

The audit related fee of MHM for out-of-pocket expenses, such as traveling and lodging, amounted to US$7,683.75 for the fiscal year ended December 31, 2007.The audit related fee of Kabani for out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2007 and 2008 amounted to US$847.84 and USD$ 1,380, respectively.

There were no other fees paid to Kabani for the fiscal year ended December 31, 2008.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF KABANI & COMPANY, INC. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

Pre-Approval Policies and Procedures

In accordance with the SEC’s auditor independence rules, the Audit Committee has established the following policies and procedures by which it approves in advance any audit or permissible non-audit services to be provided to the Company by its independent auditor.

Prior to the engagement of the independent auditor for any fiscal year’s audit, management submits to the Audit Committee for approval lists of recurring audit, audit-related, tax and other services expected to be provided by the auditor during that fiscal year. The Audit Committee adopts pre-approval schedules describing the recurring services that it has pre-approved, and is informed on a timely basis, and in any event by the next scheduled meeting, of any such services rendered by the independent auditor and the related fees.

The fees for any services listed in a pre-approval schedule are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. The Audit Committee will require additional pre-approval if circumstances arise where it becomes necessary to engage the independent auditor for additional services above the amount of fees originally pre-approved. Any audit or non-audit service not listed in a pre-approval schedule must be separately pre-approved by the Audit Committee on a case-by-case basis. Every request to adopt or amend a pre-approval schedule or to provide services that are not listed in a pre-approval schedule must include a statement by the independent auditors as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence.

The Audit Committee will not grant approval for:

•	any services prohibited by applicable law or by any rule or regulation of the SEC or other regulatory body applicable to the Company;

•	provision by the independent auditor to the Company of strategic consulting services of the type typically provided by management consulting firms; or

•
the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be clear under the Internal Revenue Code and related regulations and which it is reasonable to conclude will be subject to audit procedures during an audit of the Company’s financial statements.

Tax services proposed to be provided by the auditor to any director, officer or employee of the Company who is in an accounting role or financial reporting oversight role must be approved by the Audit Committee on a case-by-case basis where such services are to be paid for by the Company, and the Audit Committee will be informed of any services to be provided to such individuals that are not to be paid for by the Company.

In determining whether to grant pre-approval of any non-audit services in the “all other” category, the Audit Committee will consider all relevant facts and circumstances, including the following four basic guidelines:

•	whether the service creates a mutual or conflicting interest between the auditor and the Company;

•	whether the service places the auditor in the position of auditing his or her own work;

•	whether the service results in the auditor acting as management or an employee of the Company; and

•	whether the service places the auditor in a position of being an advocate for the Company.

MISCELLANEOUS

Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this Proxy Statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

AVAILABILITY OF FORM 20-F

We are providing without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F for the Fiscal Year ended December 31, 2008, including our financial statements but excluding the exhibits to Form 20-F. The Form 20-F includes a list of the exhibits that were filed with it, and we will furnish a copy of any such exhibit to any person who requests it upon the payment of our reasonable expenses in providing the requested exhibit.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING
 TO BE HELD ON NOVEMBER 30, 2009

The proxy statement, annual report to stockholders and related materials are available on the Company’s website www.fuweiholdings.com under the heading “Financial Information,” which can be accessed by clicking on “Investor Relations” on the home page of the site.

OTHER MATTERS

Management is not aware of any matters to be presented for action at the Meeting, except matters discussed in the Proxy Statement. If any other matters properly come before the meeting, it is intended that the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

Fuwei Films (Holdings) Co., Ltd. files annual and current reports on form 20-F and 6-K, respectively, proxy statements and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

The SEC allows the Company to “incorporate by reference” information that we file with the SEC in other documents into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The information that the Company files with the SEC in the future and incorporates by reference in this proxy statement automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this proxy statement.

The Company incorporates by reference into this proxy statement each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the Annual Meeting. We also incorporate by reference into this proxy statement the following documents that we filed with the SEC under the Exchange Act:

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on April 14, 2009.

The Report of Foreign Private Issuer on Form 6-K filed on March 13, 2009;

The Report of Foreign Private Issuer on Form 6-K filed on May 13, 2009;

The Report of Foreign Private Issuer on Form 6-K filed on July 21, 2009; and

The Report of Foreign Private Issuer on Form 6-K filed on August 17, 2009.

SHAREHOLDER PROPOSALS

The Annual Meeting of Shareholders for the fiscal year ending December 31, 2010 is expected to be held in December 2010. Any shareholder proposal intended to be included in the Company’s proxy statement and form of proxy for presentation at the 2010 Annual Meeting of Shareholders (the “2010 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, must be received by the Company not later than July 7, 2010. As to any proposals submitted for presentation at the 2010 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2010 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before June 15, 2010.

By Order of the Board of Directors,

/s/ Zhibing Qian
Zhibing Qian
Secretary

October 22, 2009

FUWEI FILMS (HOLDINGS) CO., LTD.
PROXY FOR ANNUAL MEETING

TO BE HELD ON NOVEMBER 30, 2009

The undersigned stockholder of Fuwei Films (Holdings) Co., Ltd., a Cayman Islands corporation (the “Company”), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and hereby appoints Xiaoan He and Zhibing Qian, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 9:00 a.m. (Beijing Time), at the Tangla Beijing Hotel located at No. 19 Fuxingmenwai Street Chang’an Avenue West, Beijing, 100045, People's Republic of China on November 30, 2009, or at any adjournment thereof, and to vote, as designated below, all shares of common stock of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

Election of Directors

1 Elect two (2) Directors

Xiuyong Zhang ☐                                                                                                 Tee Chuang Khoo ☐

WITHHOLD AUTHORITY to vote for all nominees listed above

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold.

A vote FOR the nominees includes discretionary authority to vote for a substitute nominee if any of the nominees listed becomes unable or unwilling to serve.

2. Ratify the appointment of Kabani & Company, Inc. as the Company’s independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. To transact any other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. o

I PLAN ON ATTENDING THE ANNUAL MEETING	Yes ¨	No ¨

Signature of Stockholder ____________________________	Date: ________________________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
FUWEI FILMS (HOLDINGS) CO., LTD.

2009 ANNUAL MEETING OF STOCKHOLDERS

NOVEMBER 30, 2009

The undersigned hereby appoints Xiaoan He and Zhibing Qian, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 9:00 a.m. (Beijing Time), at the Tangla Beijing Hotel, located at No. 19 Fuxingmenwai Street Chang’an Avenue West, Beijing, 100045, People's Republic of China on November 30, 2009, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his or her discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

(Continued and to be signed on the reverse side.)